Alon USA Energy, Inc.
7616 LBJ Freeway, Suite 300
Dallas, Texas 75251
December 7, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alon USA Energy, Inc. Registration Statement on Form S-1 (File No. 333-163430)
Ladies and Gentlemen:
     Reference is made to the registration statement on Form S-1 (File No. 333-163430) filed with the Securities and Exchange Commission by Alon USA Energy, Inc. (the “Company”) on December 1, 2009 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of registration fee table:
     “The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”
     If you have questions or require additional information, please do not hesitate to contact Grant Adams of the Company, at (972) 367-3640.

Sincerely, Alon USA Energy, Inc.
By:	/s/ Harlin R. Dean, Jr.
Harlin R. Dean, Jr.
Senior Vice President, General Counsel and Secretary